Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in this Registration Statement on Form F-4 and related prospectus of Vivendi Universal S.A. for the registration of $ 935,000,000 and Euro 325,000,000 of Senior Notes due 2010 of our report dated March 28, 2002 (except with respect to the matters discussed in Note 14 as to which date is May 24, 2002) with respect to the consolidated balance sheets of Vivendi Universal and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001, which appears in their Annual Report on Form 20-F for the year ended December 31, 2002. This report is a copy of a joint audit report previously issued by Barbier Frinault & Cie, a member of Andersen Worldwide and RSM Salustro Reydel.

Paris, France
July 2, 2003

/s/ RSM Salustro Reydel RSM Salustro Reydel